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                          MORGAN, LEWIS & BOCKIUS LLP
                              1701 Market Street
                            Philadelphia, PA 19103
                                (215) 963-5000



July 13, 1999


VIA EDGAR
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  SEI Investment Company
     Registration Statements on Form 8-A Filed June 18, 1999
     File Nos. 001-15107

Ladies and Gentlemen:

On behalf of SEI Investment Company, a Pennsylvania corporation (the "Company"), we hereby withdraw each of the Company's Registration Statements on Form 8-A (File Nos. 001-15107) under Section 12(b) of the Securities Act of 1934, as amended, which were filed with the Securities and Exchange Commission on June 18, 1999.

Please contact the undersigned if we may be of any assistance.


Sincerely,

/s/  John M. Limongelli
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     John M. Limongelli


cc:     Kevin P. Robins, Esq.
        Lydia A. Gavalis, Esq.
        William M. Doran, Esq.